Monica L. Parry

+1.202.373.6179

monica.parry@morganlewis.com

December 6, 2018

VIA EDGAR

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	RENN Fund, Inc. N-2 Filing (File No. 811-22299)

Dear Ms. Larkin:

This letter responds to Staff comments regarding the RENN Fund, Inc.’s (the “Fund”) registration statement on Form N-2, which you conveyed to us via telephone on November 30, 2018. The N-2 was initially filed with the U.S. Securities and Exchange Commission on September 7, 2018, and a pre-effective amendment to the N-2 was filed on November 13, 2018. Summaries of the Staff’s comments and our responses thereto on behalf of the Fund are provided below. Capitalized terms not defined herein should be given the meaning provided in the registration statement.

Prospectus Comments

1.	Comment: Please relocate the following disclosure, which is currently on the facing sheet of the registration statement, to the cover page of the prospectus.

“The offering may substantially dilute the aggregate net asset value of the shares owned by Stockholders who do not fully exercise their rights. Stockholders should expect upon completion of the offering to own a smaller proportional interest in the Fund than before the offering.”

Response: The requested change has been made.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.	Comment: The Staff noted the following disclosure on the cover page of the prospectus:

“Investing in the Fund involves risks. See “Risk Factors” on page 33 of this prospectus.”

Please update the page number that corresponds to the “Risk Factors” section. In addition, pursuant to Item 1.1.j of Form N-2, please briefly address the risks relating to the Fund’s investment in the Bitcoin Investment Trust (“GBTC”).

Response: The disclosure has been revised as follows:

“Investing in the Fund involves risks, including the specific risks relating to the Fund’s investment in the Bitcoin Investment Trust. See “Risk Factors” on page [ ] of this prospectus.”

3.	Comment: The Staff noted the reference to Bitcoin under “Investment Strategies” on pages 3 and 22. If the Fund expects to obtain exposure to bitcoin solely through investment in GBTC, please clarify this in the disclosure. In addition, please confirm that the Fund will not invest in any type of cryptocurrency other than bitcoin.

Response: The Fund has updated its disclosure to reflect that it only intends to obtain exposure to bitcoin through GBTC and does not intend to invest in any other type of cryptocurrency.

4.	Comment: Please add disclosure explaining what GBTC is.

Response: The following description of GBTC and the risks associated with such an investment has been added:

The Fund may invest indirectly in bitcoin exclusively through investments in the Bitcoin Investment Trust, a privately offered, open-end investment vehicle. The Bitcoin Investment Trust is a Delaware Trust that holds bitcoin. Bitcoin Investment Trust’s investment objective is for the net asset value per share to reflect the performance of the market price of bitcoin, less Bitcoin Investment Trust’s expenses. Except for its investment in Bitcoin Investment Trust, the Fund will not invest, directly or indirectly, in cryptocurrencies. The Fund will not make additional investments in Bitcoin Investment Trust if as a result of such investments the Fund’s aggregate investment in Bitcoin Investment Trust would be more than 15% of the Fund’s assets at the time of investment. In addition, the Fund will invest in Bitcoin Investment Trust only to the extent the Adviser believes such an investment complements the Fund’s other investments and will help the Fund to achieve its investment objective. As a result, at times the Fund may have little or no exposure to Bitcoin Investment Trust.

Bitcoin Risk: The value of the Fund’s investment in the Bitcoin Investment Trust directly is subject to fluctuations in the value of bitcoins. The value of bitcoins is determined by the supply of and demand for bitcoins in the global market for the trading of bitcoins, which consists of transactions on electronic bitcoin exchanges (“Bitcoin Exchanges”). Pricing on Bitcoin Exchanges and other venues can be volatile and can adversely affect the value of the Bitcoin Investment Trust. Currently, there is relatively small use of bitcoins in the retail and commercial marketplace in comparison to the relatively large use of bitcoins by speculators, thus contributing to price volatility that could adversely affect the Fund’s direct investment in the Bitcoin Investment Trust. Bitcoin transactions are irrevocable, and stolen or incorrectly transferred bitcoins may be irretrievable. As a result, any incorrectly executed bitcoin transactions could adversely affect the value of the Fund’s direct or indirect investment in the Bitcoin Investment Trust. Shares of the Bitcoin Investment Trust may trade at a premium or discount to the net asset value of the Bitcoin Investment Trust.

As bitcoins have grown in both popularity and market size, the U.S. Congress and a number of federal and state agencies (including the Financial Crimes Enforcement Network (FinCEN), the SEC, the Commodity Futures Trading Commission, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the network that facilitates bitcoins, bitcoin users and the Bitcoin Exchanges, with particular focus on (1) the extent to which bitcoins can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises, (2) the safety and soundness of the Bitcoin Exchange or other service-providers that hold bitcoins for users and (3) other risks to investors and consumers who hold and use bitcoins. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the value of the Fund and its Subsidiary’s investment in the Bitcoin Investment Trust or the ability of the Bitcoin Investment Trust to continue to operate.

Regulatory Risk— Bitcoin is generally not subject to the same degree of regulation as are registered U.S. securities. The reporting, accounting and auditing standards for Bitcoin may differ from the standards for registered U.S. securities. Furthermore, countries, including the U.S., may in the future curtail or outlaw the acquisition, use or redemption of bitcoins.

Volatility Risk— The Fund may have investments, including but not limited to Bitcoin, that appreciate or depreciate significantly in value over short periods of time. This may cause the Fund’s net asset value per share to experience significant increases or declines in value over short periods of time.

Valuation Risk— Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third-party service providers. Shares of Bitcoin Investment Trust are intended to reflect the price of bitcoin assets, less fees and expenses, and the shares currently trade at a substantial premium to the net asset value of such assets. As such, the price of Bitcoin Investment Trust may go down even if the price of the underlying asset, bitcoin, remains unchanged. Additionally, shares that trade at a premium mean that an investor who purchases $1 of a portfolio will actually own less than $1 in assets.

Subsidiary Risk— The Fund makes investments through a wholly-owned Subsidiary organized under the laws of the Cayman Islands. By investing in a Subsidiary, the Fund is indirectly exposed to the risks associated with the Subsidiary’s investments. The investments held by a Subsidiary are generally similar to those that are permitted to be held by the Fund and are subject to the same risks that apply to similar investments if held directly by the Fund. The Subsidiary is not registered under the 1940 Act, and, unless otherwise noted, is not subject to all the investor protections of the 1940 Act. However, the Fund wholly-owns and controls the Subsidiary, making it unlikely that it will take action contrary to the interests of the Fund and its shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and its role as sole shareholder of its Subsidiary. The Fund and its Subsidiary will be subject to the same investment restrictions and limitations on a consolidated basis, and to the extent applicable to the investment activities of the Subsidiary, and will follow the same compliance policies and procedures as its Fund. Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the- Fund and/or its Subsidiary to operate as described herein and could adversely affect the Fund. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax or withholding tax on the Cayman Subsidiary. If Cayman Islands law changes such that the Cayman Subsidiary must pay Cayman Island taxes, Fund shareholders would likely suffer decreased investment returns.

Tax Risk— To qualify as a RIC, the Fund must, among other things, derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income” under Subchapter M. Although qualifying income does not include income derived directly from commodities – the IRS has ruled that bitcoin is “property,” which thus could be considered a commodity, and the Fund, therefore will restrict its gross income from direct investments therein (including shares of the Bitcoin Investment Trust) to a maximum of 10% of its gross income for each taxable year.

5.	Comment: If true, please disclose that the Fund will not invest in initial coin offerings or cryptocurrency tokens.

Response: The Fund has added disclosure that it will not invest in initial coin offerings or cryptocurrency tokens.

6.	Comment: Please consider enhancing the risk disclosure under “Bitcoin Risk” on page 8.

Response: The Fund has added additional disclosures as requested as noted above.

7.	Comment: The Staff noted the following disclosure on page 22:

“The Fund will execute its investment strategy by regarding investments as representing fractional ownership in the underlying companies’ assets. This will allow the Fund to attempt to achieve its investment objective by acting as a classic value investor seeking high returns on equity, an intrinsic characteristic of the investment, not a reappraisal of a company’s stock value by the market, an external factor.”

Please supplementally explain how the Fund’s investment in GBTC is consistent with the above disclosure of the Fund’s investment strategy.

Response: The Fund believes the investment in GBTC represents the ultimate value investment given that it is a developing currency and the only one that cannot be debased. As such, the Fund does not believe the extent of the Fund’s investment in GBTC, which represented approximately 0.3% of the Fund’s net assets as of November 30, 2018, is inconsistent with the above disclosure.

8.	Comment: The Staff noted the following fundamental policy on page 28 of the SAI:

“The Fund reserves the freedom of action to engage in the making of loans to other persons by: (a) the acquisition of obligations in which the Fund is authorized to invest in accordance with its investment objectives and policies; (b) entering into repurchase agreements; or (c) lending its portfolio securities. There is no policy limiting the amount of loans for portfolio investment purposes or repurchase of its own shares.”

Please supplementally explain how this policy is consistent with the 1940 Act.

Response: By way of background, the Fund notes that this policy has been a fundamental policy of the Fund since at least 2009, and that to date, no questions or objections have been raised with respect to the policy by the Staff. The Fund further notes that it has no present intention to engage in the acquisition of obligations or repurchase agreements, and that this policy can only be changed pursuant to shareholder consent. Notwithstanding the foregoing, the Fund will add the following disclosure adjacent to the policy:

“With respect to fundamental policy (5) listed above, the Fund will only engage in the making of loans to other persons in a manner consistent with the 1940 Act, the rules thereunder and any interpretations or exemptions from the 1940 Act.”

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Please do not hesitate to contact the undersigned at 202.373.6179 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Monica L. Parry
Monica L. Parry